Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
	Tel:	(908) 559-1629
	Fax:	(908) 766-5725
robert.barish@verizon.com

September 16, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
File No. 1-08606

Dear Mr. Spirgel:

Pursuant to the Company’s conversation with Sharon Virga of the Staff on Wednesday, September 16, 2009, it was agreed that the Company would respond to the Staff’s comment letter dated August 19, 2009 no later than Wednesday, September 23, 2009.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President & Controller

cc: John F. Killian